UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month March 2010

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Set forth herein as Exhibit 99.1 is a copy of Announcement No. 3 - 2010 issued by TORM A/S (the "Company") to The Copenhagen Stock Exchange on March 11, 2010.

    Set forth herein as Exhibit 99.2 is a copy of the Company's 2009 Annual Report to the Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
	By:	/s/ Roland M. Andersen
Dated: March 19, 2010		Name: Roland M. Andersen Title: Chief Financial Officer/Acting Chief Executive Officer

Exhibit 99.1

“TORM posted a 2009 result in line with break-even expectations. High fleet utilisation yielding above market earnings during the year combined with substantial cost reductions contributed positively to earnings. In combination with a fully funded order book the Company has improved its competitive position further under difficult market conditions,” TORM’s CFO Roland M. Andersen says.

•
Profit before tax and extraordinary impairment loss totalled USD 1 million which is in line with expectations. After an extraordinary impairment write-down of USD 20 million relating to the Company’s 50% stake in FR8, loss before tax amounted to USD 19 million.

•
In 2009, the Tanker Division’s earnings were negatively impacted by the global recession and the resulting decline in global oil consumption as well as the influx of a high number of new vessels. Effective utilisation of TORM’s fleet in the second half secured earnings above the general market average.

•
The sale and delivery of four bulk carriers affected profit before tax positively by USD 33 million. The sale of two bulk carriers in November 2009 at a total profit of USD 18 million will be taken to income in the first quarter of 2010 upon delivery of the vessels.

•
TORM’s efficiency programme “Greater Efficiency Power” will in 2010, in line with projections, reduce vessel operating costs by some 15% per vessel and administrative expenses by some 20% compared to 2008. Annual cost savings will materialise in the range of USD 50 million.

•
In December 2009, TORM signed an agreement to finance six of the Company’s MR newbuildings in the amount of USD 167 million. The vessels are planned for delivery between 2010 and 2012. After the balance sheet date, TORM signed an additional agreement on 1 February 2010 to finance six other MR newbuildings in the amount of USD 170 million. TORM’s cash and unutilised loan facilities hereafter amounted to USD 700 million.

•	Remaining installments relating to TORM’s order book as of 31 December 2009 amounted to USD 455 million, which is fully funded.

•	As of 31 December 2009, equity amounted to USD 1,247 million (DKK 6,472 million), corresponding to USD 18 per share (DKK 93) excluding treasury shares, giving TORM an equity ratio of 38.6%.

•
TORM calculates the long-term earnings potential of its fleet based on discounted expected future cash flows in accordance with IFRS. The calculated value of the fleet as of 31 December 2009 supports book values.

•
In 2009, TORM strengthened the Company’s CSR strategy and defined ambitious goals for reduction of CO2 emissions going forward. The Company signed the UN Global Compact during 2009 and a global CSR organisation has been established.

•
As of 31 December 2009, 31% of the earning days in the Tanker Division for 2010 had been covered at a rate of USD/day 18,989 and 71% of the earning days in the Bulk Division at a rate of USD/day 18,100.

•	As of 1 April 2010, Jacob Meldgaard will take over the position as CEO as previously announced.

•	For the full year 2010, TORM forecasts a loss before tax of USD 15-60 million. The outlook is subject to considerable uncertainty.

•	The Board of Directors recommends, subject to approval at the Annual General Meeting, that no dividend will be distributed for the year 2009.

Contact	TORM A/S Tuborg Havnevej 18 DK-2900 Hellerup, Denmark	Telephone: +45 39 17 92 00 Mikael Skov, CEO Roland M. Andersen, CFO

ANNOUNCEMENT NO. 3-2010
11 MARCH 2010	TORM – ANNUAL REPORT 2009	1/3

USD million	2009	2008	2007	2006	2005

INCOME STATEMENT
Revenue	862	1,184	774	604	586
Time charter equivalent earnings (TCE)	633	906	604	454	464
Gross profit	243	538	334	270	315
EBITDA	203	572	288	301	351
Operating profit (EBM	50	446	199	242	303
Financial items	-69	-86	605	-1	-4
Profit/(loss) before tax	-19	360	804	241	299
Net profit for the year	-17	361	792	235	299

BALANCE SHEET
Non-current assets	2,944	2,913	2,703	1,970	1,528
Total assets	3,227	3,317	2,959	2,089	1,810
Equity	1,247	1,279	1,081	1,281	905
Total liabilities	1,981	2,038	1,878	808	905
Invested capital	2,926	2,822	2,618	1,300	1,176
Net interest bearing debt	1,683	1,550	1,548	663	632
Cash and cash equivalents	122	168	105	32	157

CASH FLOW
From operating activities	116	385	188	232	261
From investing activities	-199	-262	-357	-118	-473
thereof investment in tangible fixed assets	-289	-378	-252	-246	-636
From financing activities	37	-59	242	-239	303
Total Net cash flow	-46	63	73	-125	91

KEY FINANCIAL FIGURES *)
Gross margins:
TCE	73.4%	76.5%	78.0%	75.2%	79.2%
Gross profit	28.2%	45.4%	43.2%	44.7%	53.8%
EBITDA	23.5%	48.3%	37.2%	49.8%	59.9%
Operating profit	5.8%	37.7%	25.7%	40.1%	51.7%
Return on Equity (ROE)	-1.3%	30.6%	67.1%	21.5%	36.9%
Return on Invested Capital (RoIC)**)	1.7%	16.4%	10.2%	19.5%	33.8%
Equity ratio	38.6%	38.6%	36.5%	61.3%	50.0%
Exchange rate USD/DKK, end of period	5.19	5.28	5.08	5.66	6.32
Exchange rate USD/DKK, average	5.36	5.09	5.44	5.95	6.00

SHARE-RELATED KEY FIGURES *)
Earnings per share, EPS (USD)	-0.3	5.2	11.4	3.4	4.3
Diluted earnings per share, EPS (USD)	-0.2	5.2	11.4	3.4	4.3
Cash flow per share, CFPS (USD)	1.7	5.6	2.7	3.3	3.7
Proposed dividend per share (USD) ***)	0.00	0.76	0.89	1.02	1.82
Proposed dividend per share (DKK)	0.00	4.00	4.50	5.75	11.50
Extraordinary dividend per share (DKK)	0.00	4.50	27.50	0.00	0.00
Share price in DKK, end of period (per share of DKK 5 each)	50.7	55.5	178.2	186.0	152.6
Number of shares, end of period (mill.)	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average (mill.)	69.2	69.2	69.2	69.4	69.7

*)
Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts. The comparative figures are restated to reflect the change in the denomination of the Company’s shares from DKK 10 per share to DKK 5 in May 2007.

**)
Return on Invested Capital. Defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (Shareholders’ equity plus Net interest bearing debt less Non-operating assets).

***)	Proposed dividend per share has been translated to USD using the USD/DKK exchange rate at year end for the year in question.

ANNOUNCEMENT NO. 3-2010
11 MARCH 2010	TORM – ANNUAL REPORT 2009	2/3

Safe harbour Statement
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

Teleconference

TORM will host a telephone conference for financial analysts and investors on 11 March 2009 at 15:00 Copenhagen time (CET), reviewing the annual report for 2009. The conference call will be hosted by CFO Roland M. Andersen and will be conducted in English.

To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 877 491 0064 (from the USA). The teleconference will also be webcast via TORM’s website www.torm.com. The presentation material can be downloaded from the website.

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO. 3-2010
11 MARCH 2010	TORM – ANNUAL REPORT 2009	3/3